For immediate release

RESULTS OF ANNUAL GENERAL MEETING

June 23, 2011 - Anooraq Resources Corporation (“Anooraq”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) advises is pleased to announce that the resolutions proposed at the annual general meeting held yesterday, Wednesday, June 22, 2011, were approved by the requisite majorities of shareholder votes.

For further information please visit our website www.anooraqresources.com or call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114 or use the contacts referenced below.

Queries:
Joel Kesler
Executive: Corporate and Business Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell
Office: +27 11 880 3924
Mobile: +27 82 372 5816

Macquarie First South Advisers
Natalie Di-Sante/Annerie Britz/Yvette Labuschagne
Office: +27 11 583 2000